SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of May 2002.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   | |     Form 40-F   |X|




      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   | |   No   |X|


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press Release dated May 8, 2002.

This Form 6-K shall be deemed  incorporated  by  reference  in the  Registrant's
Registration  Statement  on  Form  S-8,  Reg.  Nos.  333-13350,   333-66044  and
333-74932.

            PRESS RELEASE                              FOR IMMEDIATE PUBLICATION


                  Air Canada extends three-year ERP support and maintenance
                        contract with CGI valued at CDN $11.5 million

            Montreal, Quebec, May 8, 2002 - Air Canada (TSX: AC) and CGI Group Inc. (TSX: GIB.A; NYSE: GIB;) (CGI) today announced the signing of a CDN$11.5 million dollar, three-year extension for the support and maintenance of their existing five-year enterprise resource planning
            (ERP) contract which includes PeopleSoft Human Resources, Benefits, Payroll and Finance, as well as related mainframe applications and interfaces.

            As part of the agreement, over 1000 Air Canada employees mainly in Montreal and Winnipeg are supported by CGI professionals through CGI's support center. Over the course of the agreement, via trend analysis, cross training and quality assurance, CGI has been successful in stabilizing and streamlining the complex system resulting in a robust and effective environment that meets the clients' need for flexibility and quality control.

            "We found CGI to be an extremely flexible partner as they were able to readjust the initial contract to meet the business needs of our changing organization. It is important for us to know that we are not locked into an agreement that does not evolve with our organization," said Jean-Paul Bourgeois, senior director, enterprise systems, Air Canada.

            Michael Roach president and chief  operating  officer for CGI added:
            "We are very pleased to be supporting Air Canada in this most important area of their business. Through our support center, a core team dedicated to Air Canada is able to quickly adjust the system, make modifications and respond to user queries. As Canada's global IT services firm, it is through understanding and evolving with our clients that we are able to maintain successful long-term partnerships."

            CGI has been delivering services to Air Canada since 1998. In the last quarter of 1998, CGI took over the support of the Air Canada enterprise applications, namely of PeopleSoft finance, as well as mainframe applications in the areas of finance and human resources/payroll, and successively in 1999 was responsible for the support of PeopleSoft Human Resources, Benefits and Payroll. Client requests for changes and improvements are dealt with in an efficient manner and CGI offers ongoing system evolution thanks to its large pool of diversified expertise - unmatched in any single corporation. The quick and successful integration of Canadian Airlines' IT functions also demonstrates the benefits of dealing with CGI specialists capable of quickly providing competent resources when demand increases.

            About CGI
            Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount of 13,700 professionals. CGI's annualized revenue run-rate totals CDN$2.1 billion (US$1.3 billion). CGI's order backlog currently totals CDN$10.7 billion (US$6.7 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients worldwide from more than 60 offices. CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB). They are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.ca.

            Forward-Looking Statements
            All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

            These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report or Form 40-F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities commissions, on the Registration Statement on Form F-4 filed with the SEC in connection with the acquisition of IMRglobal and with the Forms 10-K and 10-Q of IMRglobal filed with the SEC for the periods ended December 31, 2000 and March 31, 2001 respectively. All of the risk factors included in these filed documents are included here by reference. CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                            -30-

            For more information:

            CGI:
            Investor relations
            Julie Creed
            Vice-president, investor relations
            (312) 201-4803

            Ronald White
            Director, investor relations
            (514) 841-3230

            Media relations
            Eileen Murphy
            Director, media relations
            (514) 841-3430

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CGI GROUP INC.
                                             (Registrant)


Date: May 8, 2002                         By /s/ Paule Dore
                                              Name:  Paule Dore
                                              Title: Executive Vice President
                                                     and Chief Corporate Officer
                                                     and Secretary